# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cerebras Systems Inc., CIK 0002021728
CUSIP: 15675D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001593052

## Reporting persons
- Benchmark Capital Partners VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,306,378; shared voting power 0; sole dispositive power 9,306,378; shared dispositive power 0; aggregate amount beneficially owned 9,306,378 (7.7% of the class)
  Comment: Note to Row 5: 9,306,378 shares*, except that Benchmark Capital Management Co. VIII, L.L.C. ("BCMC VIII"), the general partner of Benchmark Capital Partners VIII, L.P. ("BCP VIII"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 9,306,378 shares*, except that BCMC VIII, the general partner of BCP VIII, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 9,306,378 shares of Class B Common Stock owned by BCP VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 9,306,378 shares of Class B Common Stock held by BCP VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 4.2%.
- Benchmark Founders' Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,480,808; shared voting power 0; sole dispositive power 1,480,808; shared dispositive power 0; aggregate amount beneficially owned 1,480,808 (1.3% of the class)
  Comment: Note to Row 5: 1,480,808 shares*, except that BCMC VIII, the general partner of Benchmark Founders' Fund VIII, L.P. ("BFF VIII"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 1,480,808 shares*, except that BCMC VIII, the general partner of BFF VIII, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 1,480,808 shares of Class B Common Stock owned by BFF VIII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,480,808 shares of Class B Common Stock held by BFF VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.7%.
- Benchmark Founders' Fund VIII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,440,359; shared voting power 0; sole dispositive power 1,440,359; shared dispositive power 0; aggregate amount beneficially owned 1,440,359 (1.3% of the class)
  Comment: Note to Row 5: 1,440,359 shares*, except that BCMC VIII, the general partner of Benchmark Founders' Fund VIII-B, L.P. ("BFF VIII-B"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 1,440,359 shares*, except that BCMC VIII, the general partner of BFF VIII-B, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 1,440,359 shares of Class B Common Stock owned by BFF VIII-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,440,359 shares of Class B Common Stock held by BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.
- Benchmark Capital Management Co. VIII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 12,227,545; shared voting power 0; sole dispositive power 12,227,545; shared dispositive power 0; aggregate amount beneficially owned 12,227,545 (9.8% of the class)
  Comment: Note to Row 5: 12,227,545 shares*, of which 9,306,378 are owned by BCP VIII, 1,480,808 are owned by BFF VIII and 1,440,359 are owned by BFF VIII-B. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 12,227,545 shares*, of which 9,306,378 are owned by BCP VIII, 1,480,808 are owned by BFF VIII and 1,440,359 are owned by BFF VIII-B. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 12,227,545 shares of Class B Common Stock owned by BCP VIII, BFF VIII and BFF VIII-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 12,227,545 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 5.5%.
- Benchmark Capital Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 487,993; shared voting power 0; sole dispositive power 487,993; shared dispositive power 0; aggregate amount beneficially owned 487,993 (0.4% of the class)
  Comment: Note to Row 5: 487,993 shares*, except that Benchmark Capital Management Co. IX, L.L.C. ("BCMC IX"), the general partner of Benchmark Capital Partners IX, L.P. ("BCP IX"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 487,993 shares*, except that BCMC IX, the general partner of BCP IX, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 487,993 shares of Class B Common Stock owned by BCP IX. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 487,993 shares of Class B Common Stock held by BCP IX). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.2%.
- Benchmark Founders' Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 147,115; shared voting power 0; sole dispositive power 147,115; shared dispositive power 0; aggregate amount beneficially owned 147,115 (0.1% of the class)
  Comment: Note to Row 5: 147,115 shares*, except that BCMC IX, the general partner of Benchmark Founders' Fund IX, L.P. ("BFF IX"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 147,115 shares*, except that BCMC IX, the general partner of BFF IX, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 147,115 shares of Class B Common Stock owned by BFF IX. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 147,115 shares of Class B Common Stock held by BFF IX). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.
- Benchmark Founders' Fund IX-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,783; shared voting power 0; sole dispositive power 9,783; shared dispositive power 0; aggregate amount beneficially owned 9,783 (0% of the class)
  Comment: Note to Row 5: 9,783 shares*, except that BCMC IX, the general partner of Benchmark Founders' Fund IX-A, L.P. ("BFF IX-A"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 9,783 shares*, except that BCMC IX, the general partner of BFF IX-A, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 9,783 shares of Class B Common Stock owned by BFF IX-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 9,783 shares of Class B Common Stock held by BFF IX-A). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.0%.
- Benchmark Founders' Fund IX-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 45,099; shared voting power 0; sole dispositive power 45,099; shared dispositive power 0; aggregate amount beneficially owned 45,099 (0% of the class)
  Comment: Note to Row 5: 45,099 shares*, except that BCMC IX, the general partner of Benchmark Founders' Fund IX-B, L.P. ("BFF IX-B"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 45,099 shares*, except that BCMC IX, the general partner of BFF IX-B, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 45,099 shares of Class B Common Stock owned by BFF IX-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 45,099 shares of Class B Common Stock held by BFF IX-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.0%.
- Benchmark Capital Management Co. IX, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 689,990; shared voting power 0; sole dispositive power 689,990; shared dispositive power 0; aggregate amount beneficially owned 689,990 (0.6% of the class)
  Comment: Note to Row 5: 689,990 shares*, of which 487,993 are owned by BCP IX, 147,115 are owned by BFF IX, 9,783 are owned by BFF IX-A and 45,099 are owned by BFF IX-B. BCMC IX, the general partner of BCP IX, BFF IX, BFF IX-A and BFF IX-B, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 689,990 shares*, of which 487,993 are owned by BCP IX, 147,115 are owned by BFF IX, 9,783 are owned by BFF IX-A and 45,099 are owned by BFF IX-B. BCMC IX, the general partner of BCP IX, BFF IX, BFF IX-A and BFF IX-B, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 689,990 shares of Class B Common Stock owned by BCP IX, BFF IX, BFF IX-A and BFF IX-B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 689,990 shares of Class B Common Stock held in aggregate by BCP IX, BFF IX, BFF IX-A and BFF IX-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.3%.
- Benchmark AI Infrastructure Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,436,291; shared voting power 0; sole dispositive power 1,436,291; shared dispositive power 0; aggregate amount beneficially owned 1,436,291 (1.3% of the class)
  Comment: Note to Row 5: 1,436,291 shares*, except that Benchmark AI Infrastructure Management Co., L.L.C. ("BAIMC"), the general partner of Benchmark AI Infrastructure Fund, L.P. ("BAIF"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 1,436,291 shares*, except that BAIMC, the general partner of BAIF, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 1,436,291 shares of Class B Common Stock owned by BAIF. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,436,291 shares of Class B Common Stock held by BAIF). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.
- Benchmark AI Infrastructure Fund B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,091,355; shared voting power 0; sole dispositive power 1,091,355; shared dispositive power 0; aggregate amount beneficially owned 1,091,355 (1% of the class)
  Comment: Note to Row 5: 1,091,355 shares*, except that BAIMC, the general partner of Benchmark AI Infrastructure Fund B, L.P. ("BAIF B"), may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 1,091,355 shares*, except that BAIMC, the general partner of BAIF B, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 1,091,355 shares of Class B Common Stock owned by BAIF B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,091,355 shares of Class B Common Stock held by BAIF B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.5%.
- Benchmark AI Infrastructure Management Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,527,646; shared voting power 0; sole dispositive power 2,527,646; shared dispositive power 0; aggregate amount beneficially owned 2,527,646 (2.2% of the class)
  Comment: Note to Row 5: 2,527,646 shares*, of which 1,436,291 are owned by BAIF and 1,091,355 are owned by BAIF B. BAIMC, the general partner of BAIF and BAIF B, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to Row 5.
  
  Note to Row 7: 2,527,646 shares*, of which 1,436,291 are owned by BAIF and 1,091,355 are owned by BAIF B. BAIMC, the general partner of BAIF and BAIF B, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to Row 7.
  
  *Represents 2,527,646 shares of Class B Common Stock owned by BAIF and BAIF B, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,527,646 shares of Class B Common Stock held in aggregate by BAIF and BAIF B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%.

## Item 1. Issuer
Name of issuer: Cerebras Systems Inc.
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, CA 94085

## Item 2. Person Filing
Name of person filing:
This Statement is filed by BCP VIII, BFF VIII, BFF VIII-B, BCMC VIII, BCP IX, BFF IX, BFF IX-A, BFF IX-B, BCMC IX, BAIF, BAIF B and BAIMC. The foregoing entities are collectively referred to as the "Reporting Persons."

BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer owned by BCP VIII, BFF VIII and BFF VIII-B.

BCMC IX, the general partner of BCP IX, BFF IX, BFF IX-A and BFF IX-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer owned by BCP IX, BFF IX, BFF IX-A and BFF IX-B.

BAIMC, the general partner of BAIF and BAIF B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer owned by BAIF and BAIF B.
Address of principal business office or, if none, residence:
The address for each reporting person is:

c/o Benchmark
2965 Woodside Road
Woodside, California 94062
Citizenship: BCP VIII, BFF VIII, BFF VIII-B, BCP IX, BFF IX, BFF IX-A, BFF IX-B, BAIF and BAIF B are Delaware limited partnerships. BCMC VIII, BCMC IX and BAIMC are Delaware limited liability companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person. The information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of June 30, 2026 (based on 112,247,109 shares of Class A Common Stock of the issuer outstanding as of August 5, 2026 as reported by the issuer on its Form 10-Q for the quarter ended June 30, 2026 and filed with the Securities and Exchange Commission on August 12, 2026).
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of BCP VIII, BFF VIII, BFF VIII-B, BCP IX, BFF IX, BFF IX-A, BFF IX-B, BAIF and BAIF B, and the limited liability company agreements of BCMC VIII, BCMC IX and BAIMC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Cerebras Systems Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: August 14, 2026

BENCHMARK CAPITAL PARTNERS VIII, L.P.

By:Benchmark Capital Management Co. VIII, L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK FOUNDERS' FUND VIII, L.P.

By:Benchmark Capital Management Co. VIII, L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK FOUNDERS' FUND VIII-B, L.P.

By:Benchmark Capital Management Co. VIII, L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK CAPITAL MANAGEMENT CO. VIII, L.L.C.

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK CAPITAL PARTNERS IX, L.P.

By:Benchmark Capital Management Co. IX, L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK FOUNDERS' FUND IX, L.P.

By:Benchmark Capital Management Co. IX, L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK FOUNDERS' FUND IX-A, L.P.

By:Benchmark Capital Management Co. IX, L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK FOUNDERS' FUND IX-B, L.P.

By:Benchmark Capital Management Co. IX, L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK CAPITAL MANAGEMENT CO. IX, L.L.C.

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK AI INFRASTRUCTURE FUND, L.P.

By:Benchmark AI Infrastructure Management Co., L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK AI INFRASTRUCTURE FUND B, L.P.

By:Benchmark AI Infrastructure Management Co., L.L.C.
Its:General Partner

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

BENCHMARK AI INFRASTRUCTURE MANAGEMENT CO., L.L.C.

By: /s/ An-Yen Hu
An-Yen Hu
Managing Member

## Signatures
- Benchmark Capital Partners VIII, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark Founders' Fund VIII, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark Founders' Fund VIII-B, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark Capital Management Co. VIII, L.L.C.: An-Yen Hu, An-Yen Hu, Managing Member (08/14/2026)
- Benchmark Capital Partners IX, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark Founders' Fund IX, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark Founders' Fund IX-A, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark Founders' Fund IX-B, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark Capital Management Co. IX, L.L.C.: An-Yen Hu, An-Yen Hu, Managing Member (08/14/2026)
- Benchmark AI Infrastructure Fund, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark AI Infrastructure Fund B, L.P.: An-Yen Hu, An-Yen Hu, Managing Member of the General Partner (08/14/2026)
- Benchmark AI Infrastructure Management Co., L.L.C.: An-Yen Hu, An-Yen Hu, Managing Member (08/14/2026)